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MORRISON & FOERSTER LLP

NEW YORK, SAN FRANCISCO,

LOS ANGELES, PALO ALTO,

SACRAMENTO, SAN DIEGO,

DENVER, NORTHERN VIRGINIA,

WASHINGTON, D.C.

TOKYO, LONDON, BERLIN, BRUSSELS,

BEIJING, SHANGHAI, HONG KONG,

SINGAPORE

March 21, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Mary A. Cole, Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Fidus Investment Corporation (the “Company”)

Post-Effective Amendment No. 4 to Registration Statement on Form N-2

File No. 333-182785

Dear Ms. Cole:

The Company filed Post-Effective Amendment No. 4 (“PEA No. 4”) to its Registration Statement under the Securities Act of 1933, as amended (the “Securities Act”) on March 21, 2014. The Company’s Registration Statement relates to the shelf offering from time to time, in one or more offerings or series, together or separately, of up to $300,000,000 worth of the Company’s common stock, preferred stock, subscription rights, debt securities or warrants representing rights to purchase shares of its common stock, preferred stock, or debt securities pursuant to Rule 415 under the Securities Act.

The Company respectfully requests that the staff afford PEA No. 4 selective review in accordance with Release No. 33-6510 (February 15, 1984). The disclosure contained in PEA No. 4 is substantially similar to the disclosure contained in the Company’s Pre-Effective Amendment No. 1 to its Registration Statement as filed on August 27, 2012 and declared effective on August 30, 2012 (the “2012 Registration Statement”). PEA No. 4 has been updated primarily to include audited financial statements, compensation information related to the Company’s Board of Directors, and related information for the year ended December 31, 2013. PEA No. 4 also updates certain items in the 2012 Registration Statement, including certain risk factors and information related to an amendment to the Company’s investment advisory agreement. All such items have previously been updated in the Company’s filings made pursuant to the Securities Exchange Act of 1934 and prospectus supplements filed since the 2012 Registration Statement.

If you have any questions or comments regarding the foregoing, please contact me at (303) 592 2237 or khowes@mofo.com.

Sincerely,

/s/ Kelley A. Howes

Kelley A. Howes